UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2020
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number: 001-00123

A.	Full Title of Plan: Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

Brown-Forman Corporation
Savings Plan for Collectively
Bargained Employees
Plan #016 EIN #61-0143150
Financial Statements
December 31, 2020 and 2019
Supplemental Schedule
December 31, 2020

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Index
December 31, 2020 and 2019

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants of the Brown-Forman Corporation Savings
Plan for Collectively Bargained Employees and the Brown-Forman
Corporation Employee Benefits Committee
Louisville, Kentucky 40210-1080

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Crowe LLP

We have served as the Plan's auditor since 2019.

South Bend, Indiana
June 24, 2021

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

ASSETS	2020	2019
Investments, at fair value	$38,127,821	$34,304,181
Employer contributions receivable	19,213	79
Participant contributions receivable	30,625	158
Receivable from the sale of investments	–	10,073
Notes receivable from participants	833,989	846,980
Total assets	39,011,648	35,161,471
LIABILITIES
Payable for the purchase of investments	–	15,630
Net assets available for benefits	$39,011,648	$35,145,841

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

Additions
Contributions
Employer	$983,483
Participants	1,576,310
Rollovers	71,191
Total contributions	2,630,984
Interest and dividend income on investments	730,307
Interest income from notes receivable from participants	35,513
Net appreciation in fair value of investments	5,138,924
Other	78,454
Total additions	8,614,182
Deductions
Benefits payments	4,694,533
Participant elected fees	2,334
Total deductions	4,696,867
Net increase before transfers to other plan	3,917,315
Transfers to Company sponsored Plan	(51,508)
Net Increase	3,865,807
Net assets available for benefits
Beginning of year	35,145,841
End of year	$39,011,648
The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2020 and 2019

1.	Description of Plan
The sponsor of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a leading producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importation, and marketing of wines and distilled spirits.
The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.
General
The Plan is a defined contribution plan covering substantially all union hourly employees of the Company at the Brown-Forman Distillery Operations and Brown-Forman Cooperage. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended and restated in its entirety effective January 1, 2016.
Effective January 1, 2017, International Union Security, Police, and Fire Professionals of America, Local 110 at Brown-Forman Cooperage is no longer covered by the Plan.
Wells Fargo Bank, N.A. (Wells Fargo) was the appointed Recordkeeper and Trustee of the Plan through August 2, 2020. Effective August 3, 2020, Wells Fargo was replaced with Empower Retirement (Empower) to serve as Recordkeeper and Great-West Trust Company, LLC was appointed to serve as Directed Trustee for the Plan.

Contributions
Employees at the Brown-Forman Distillery Operations and Brown-Forman Distillery who are members of Local Unions 89, 320, 110 and 369, as well as employees at the Brown-Forman Cooperage, who are members of Local 2309 and 320 may contribute between 1% and 100% of their weekly compensation. Contributions may be made in pre-tax and/or Roth (after-tax) dollars. Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $19,500 for 2020 and $19,000 for 2019, plus “catch-up” contribution amounts provided for in the IRC. Participants may rollover assets from their former employers' qualified plans to the Plan provided that the rollover will not jeopardize the tax exempt status of the Plan or create an adverse tax consequence for the Company. Employees who are members of the Unions covered under this Plan, and who have completed 60 calendar days of service to become eligible for the Plan shall be automatically enrolled at a 5% deferral rate unless they opt out or elect differently. Rehired employees are also automatically enrolled in the Plan at a 5% deferral rate unless they elect differently.

Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 100% of the employee's compensation, subject to the limitations of the IRC. Catch up contributions are not matched by the Company.

The Company contributes matching contributions in an amount equal to 100% of the participant’s elective deferral for up to 5% of compensation that is deferred. Company matching contributions are made with each payroll period in which there are deferrals by the participant. At the end of the year, the Company may make a true-up match contribution for those participants still employed at December 31.

Participant accounts are credited with the participant contributions and an allocation of (i) the Company's contribution on a per payroll basis, and (ii) plan earnings on a daily basis. Credits for employer contributions are made on a per-payroll basis. Allocations are based on the participants’ contributions, earnings, account balances, or specific participant transactions, as defined in the Plan. The total annual contributions, as defined by the Internal Revenue Service (IRS) and the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $57,000, or (ii) 100% of the participant's compensation in the plan year.
Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, common collective trust funds, and Brown-Forman Corporation Class B common stock in the Employee Stock Ownership Plan (ESOP) component of the Plan.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2020 and 2019

Vesting
Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is 25% per year of service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability while employed.
Withdrawals
Upon termination of service, participants can elect to transfer their vested interest in the Plan to a qualified plan of their new employer, roll over their funds into an Individual Retirement Account (IRA), or receive their vested interest in the Plan via partial withdrawals, in a lump-sum amount or in the form of installment payments over a period of time not to exceed life expectancy. Withdrawals of investments in Brown-Forman Class B common stock may be taken in the form of Brown-Forman Class B common stock or cash. Upon termination of employment, if the vested account balance is $5,000 or less, and the participant does not direct otherwise, it will be automatically rolled over into an IRA. In the event of death, participant beneficiaries will receive the vested interest in a permitted payment form that they elect. Participants may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the IRS. Effective January 1, 2020, the Plan was amended to cease the 6-month suspension of deferrals at the time of a hardship withdrawal and to allow participant self-certification for hardship withdrawals as defined by the IRS.

In response to COVID-19 legislation, effective April 20, 2020, the Plan was amended to add provisions allowed under the Coronavirus Aid, Relief, and Economic Security (CARES) Act for tax-favored in-service withdrawals, regardless of age, and certain temporary changes in Plan loan terms not to exceed $100,000. The amendment requires participants certify they meet eligibility criteria. The Plan was also amended to waive 2020 required minimum distributions (RMDs), and to change the required beginning date from age 70 ½ to age 72.

Effective August 1, 2020, the two-year required participation criteria for an in-service withdrawal was removed. This allows any participant 59 1/2 or older, once fully vested, to request an in-service withdrawal.

Notes Receivable from Participants
A participant may borrow a portion of their vested benefit under the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be secured by the balance in the participant's account and be repaid within five years. Interest rates are fixed based on prevailing rates charged by lending institutions. The interest rate for outstanding loans at December 31, 2020 and 2019 ranged from 3.25% to 5.50%. For actively working participants, principal and interest are paid ratably through payroll deductions. In the event of layoff, leave of absence, termination, or retirement, loan payments may continue to be made directly to the Trustee/Recordkeeper. Principal and interest paid on participant loans is allocated directly to the applicable participant's account.

Forfeited Accounts
Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce Company contributions, as defined in the plan document, or may be used to pay administrative expenses of the Plan. The unused remaining balance of forfeitures available to offset future employer contributions and administrative expenses as of December 31, 2020 and 2019 was $39,688 and $19,487, respectively. During 2021, forfeitures totaling $8,270 were used to reduce the amount of Employer matching contributions receivable reflected in the financial statements as of December 31, 2020.

Employee Stock Ownership Plan
The Plan includes a participant directed ESOP, which includes Company Class B common stock in the participant’s account and provides participants the option of having cash dividends payable on shares of Company Class B common stock held in the ESOP either paid directly to the participant in cash or reinvested in the ESOP.
Transfers to/from Company Sponsored Plan
The Plan permits the transfer of participant account balances to or from another Company sponsored plan as a participant experiences changes in employment status. During 2020, a total of $51,508 (including loan balances of $12,749) of Plan assets was transferred to other Company sponsored plans.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2020 and 2019

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan’s Investment & Funding Committee (the Committee) determines the Plan’s valuation policies utilizing information provided by the investment advisors and Trustee. The Committee is also responsible for the selection and allocation of investments held by the Plan, including stock of the Plan sponsor, and evaluation of resulting risks.
The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gain distributions.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Registered Investment Companies (mutual funds):
Shares of mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end based on the quoted market value of the fund on the last day of the year. These funds are open-end mutual funds registered with the Securities and Exchange Commission and are deemed to be actively traded. Mutual funds are required to publish their daily NAV and to transact at that price.
Common Stock:
The Brown-Forman Class B common stock is valued at the quoted closing market price on the active market on which the individual securities are traded. The value of a unit reflects the market value of the underlying Sponsor stock.
Collective Trusts:
The Plan's interest in collective trusts is valued at the NAV per unit as determined by the collective trusts as of the valuation date. They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments with respect to these investments. Participant-directed redemptions of these investments have no restrictions, except for the Wells Fargo Stable Return Fund and the Putnam Stable Value Fund, and may be redeemed daily. For the investments in the Wells Fargo Stable Return Fund and the Putnam Stable Value Fund, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the funds.
Additionally, Wells Fargo Stable Return Fund and Putnam Stable Value Fund redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur. The investment may be subject to redemption restrictions, at the Trustee's discretion, to the extent it is determined such actions would disrupt management of the funds.
In concert with the change to Empower and as part of the on-going due diligence process, the Plan sponsor implemented several investment changes on the Wells Fargo platform with an effective date of July 8, 2020. Investment balances and future contributions were transferred as shown in the table below:

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2020 and 2019

Investments Balances and Contributions In:	Transferred To:
WF/BlackRock S&P 500 Index CIT N	Fidelity 500 Index Fund
JPMorgan Small Cap Core Fund R5	Fidelity Extended Market Index Fund
WF/BlackRock S&P MidCap Index CIT N	Fidelity Extended Market Index Fund
WF/BlackRock International Equities Index CIT N	Fidelity International Index Fund
WF/T Rowe Price Inst LCG Mod CIT N	MFS Massachusetts Investors Growth Stock R6
Wells Fargo MFS Value CIT N	MFS Value R6
Notes Receivable from Participants
Notes receivable from participants are valued at the outstanding principal balance plus accrued interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant is taxed on the deemed distribution of the defaulted amount, but the loan balance is not offset until and unless the account is actually distributed.
Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.
In March 2020, the World Health Organization declared the global novel coronavirus disease 2019 ("COVID-19") outbreak a pandemic. Further, the United States Centers for Disease Control and Prevention confirmed the spread of the disease throughout the United States. The COVID-19 outbreak triggered significant volatility in financial markets and the overall global economy. As a result, the Plan's individual investments experienced fluctuations in response to the changing market conditions. The Plan sponsor continues to monitor the appropriateness of each investment in the portfolio.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The Company pays consulting fees, recordkeeping fees, and other reasonable administrative expenses; certain other fees triggered by participant elections are paid from participant accounts and shown in the financial statements. During 2020, the total of these sponsor-paid expenses was $33,010.
Subsequent Events
Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Management has evaluated events and transactions occurring after December 31, 2020, and no subsequent events requiring accrual or disclosure have occurred that are not otherwise disclosed herein. The following administrative subsequent events are detailed below.
Effective March 25, 2021, the Plan liquidated its investment in the Wells Fargo Stable Value Fund C. Participant balances remaining in that fund as of that date were transferred to the Putnam Stable Value Fund.

3.	Tax Status

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2020 and 2019

The IRS has determined, and informed the Company by a letter dated February 13, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended subsequent to the submission of Plan documents to the IRS for review. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

4.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

5.	Parties-in-Interest Transactions
Parties-in-interest include fiduciaries and employees of the Plan, persons providing services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of the employer, or such organization and relatives of any such persons as listed.
At December 31, 2020 and 2019, certain Plan investments are units of collective trusts managed by Wells Fargo. Wells Fargo was the Trustee of the Plan during 2019 and from January 1, 2020 through August 2, 2020. Therefore, these transactions qualify as party-in-interest transactions.
Plan investments include notes receivable from participants. These investments are also considered party-in-interest transactions.
Participant transaction fees are paid directly by the participant and these transactions are also considered party-in-interest transactions. The Sponsor provides administrative services to the Plan; no compensation is paid by the Plan for these services.
During the current year, participants in the Plan were eligible to invest in Brown-Forman Corporation Class B common stock through the ESOP. Purchases and sales of $1,763,325 and $2,136,036 during 2020 and $1,049,164 and $940,819 during 2019, respectively, of Brown-Forman Corporation Class B common stock were made from the ESOP portion of the Plan. The number of these shares held by the Plan was 167,277 and 173,426 as of December 31, 2020 and 2019, respectively. Dividends received from the Plan on this stock totaled approximately $122,000 and realized net gains on sales were approximately $760,000 for the Plan year ended December 31, 2020; the fair value of the stock held by the Plan as of that date was $13,286,816.

6.	Fair Value Measurements
The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.
Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A description of the valuation methodologies used for assets measured at fair value is included in Note 2. Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1 - Quoted prices in active markets for identical assets. The Plan's investments with active markets include its investment in Brown-Forman Corporation Class B common stock, as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2020 and 2019
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets. There are no investments in the Plan that represent a level 2 valuation.
Level 3 - Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets. There are no investments in the Plan that represent a level 3 valuation.
There have been no changes in the valuation methodologies used at December 31, 2020 and 2019.
The following table represents the Plan's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2020:

	Fair Value Measurements at December 31, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$13,982,627	$13,982,627	$—	$—
Brown-Forman Corporation Class B common stock	13,286,816	13,286,816	—	—
Total assets in fair value hierarchy	27,269,443	27,269,443	—	—
Investments measured at net asset value (a):
Collective trusts	10,858,378	—	—	—
Investments at fair value	$38,127,821	$27,269,443	$—	$—

The following table represents the Plan's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2019:

	Fair Value Measurements at December 31, 2019
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$3,935,287	$3,935,287	$—	$—
Brown-Forman Corporation Class B common stock	11,723,598	11,723,598	—	—
Total assets in fair value hierarchy	15,658,885	15,658,885	—	—
Investments measured at net asset value (a):
Collective trusts	18,645,296	—	—	—
Investments at fair value	$34,304,181	$15,658,885	$—	$—

(a) In accordance with Financial Accounting Standards Board (FASB) guidance, investments measured at fair value using NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits. This amount represents investments in collective trusts which each file a Form 5500 as a direct filing entity. As such, significant investment strategies have not been disclosed for these investments.

There were no transfers between levels during 2020 and 2019.

Supplemental Schedule

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Plan #016 EIN #61-0143150
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
Collective Trust Funds
Wells Fargo Bank, N.A.	Stable Return Fund C		$1,122,730
Putnam Investments	Stable Value Fund		377,032
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend Income Fund		444,945
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2020 Fund		383,138
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2025 Fund		1,750,258
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2030 Fund		1,788,947
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2035 Fund		1,423,580
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2040 Fund		1,432,551
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2045 Fund		689,571
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2050 Fund		1,074,083
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2055 Fund		334,314
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2060 Fund		37,229

Mutual Funds
Prudential Financial, Inc.	Total Return Bond Z		1,272,326
American Funds	Growth and Income Fund		976,812
Janus Henderson Investors	Enterprise Fund		1,285,626
Fidelity Investments	Extended Market Index		1,070,469
Fidelity Investments	International Index		353,510
John Hancock	Disciplined Value Mid-Cap Fund		464,738
Fidelity Investments	500 Index		2,052,199
MFS	Massachusetts Inv Gr Stk R6		5,812,335
MFS	Value R6		694,612

Other
*Brown-Forman Corporation	Class B common stock share		13,286,816
*Notes receivable from participants	Loans, interest rates of 3.25% - 5.50%, various maturities through June 2026		833,989
			$38,961,810

*	Party-in-interest to the Plan

**	Cost data has been omitted for the assets listed in the above table as the assets were all participant directed.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
(Name of Plan)

June 24, 2021	/s/ Karen Hannan
Karen Hannan, Vice President, Director Total Rewards Member, Employee Benefits Committee (Plan Administrator)

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - Crowe LLP